FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 24, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   December 24, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT ANNOUNCES EXTENSION TO WARRANT EXPIRY

-Company announces extension to warrants expiring January 12, 2009-

VANCOUVER, CANADA, December 24th, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF) a leading provider of intelligent satellite solutions, announces today that it has extended the term of 366,690 common share purchase warrants (the "Warrants") that were issued as part of an offering under Norsat’s Employee Share Ownership Plan which closed on January 12, 2007. Each Warrant is exercisable for one common share in the capital of Norsat, at an exercise price of US$0.48, until January 12, 2009.  Given the current state of uncertainty of the capital markets, Norsat has applied to and received TSX approval, subject to satisfying customary conditions of the TSX, to extend the expiry date of the Warrants a further 2 years, until January 12, 2011 (the "Extension"). The effective date of the Extension will be from the current expiry date of January 12, 2009.

230,995 Warrants held by insiders are also part of the Extension, however, their term extension is subject to disinterested shareholder approval by virtue of TSX policies. Norsat will seek disinterested shareholder approval at its next AGM scheduled for May, 2009. The Warrants held by its insiders cannot be exercised until Norsat receives the required disinterested shareholder approval of the Extension.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Monte Carlo, Monaco; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604-821-2838

Email: achan@norsat.com

Email: esyho@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

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